UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 30, 2020

COLLIER CREEK HOLDINGS

(Exact name of registrant as specified in its charter)

Cayman Islands	001-38686	98-1425274
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

200 Park Avenue, 58th Floor New York, NY 10166
(Address of principal executive offices, including zip code)

(212) 355-5515

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencements communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-third of one redeemable Warrant to purchase one Class A ordinary share	CCH.U	New York Stock Exchange
Class A ordinary shares, par value $0.0001 per share	CCH	New York Stock Exchange
Warrants, each exercisable for one Class A ordinary share for $11.50 per share	CCH WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01	Regulation FD Disclosure.

On July 30, 2020, Dylan Lissette, Chief Executive Officer of Utz Brands Holdings, LLC (“Utz”), and Roger Deromedi, Co-Executive Chairman of Collier Creek Holdings (“Collier Creek”), gave a live television interview to discuss the proposed business combination (the “Business Combination”) between Collier Creek and Utz.

Attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated into this Item 7.01 by reference is a transcript of the Interview. A copy of the Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among Collier Creek, Utz and certain owners of Utz, related to the Business Combination was attached as Exhibit 2.1 to Collier Creek’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on June 5, 2020.

The foregoing (including Exhibit 99.1) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act.

Additional Information

Collier Creek has filed a registration statement with the SEC which includes a preliminary proxy statement and preliminary prospectus of Collier Creek in connection with the proposed Business Combination and, after the registration statement is declared effective, will mail a proxy statement/prospectus and other relevant documents to its shareholders. Collier Creek’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus, any amendments thereto, and the definitive proxy statement/prospectus in connection with Collier Creek’s solicitation of proxies for the special meeting to be held to approve the Business Combination as these materials will contain important information about Utz and Collier Creek and the proposed Business Combination. The definitive proxy statement/prospectus will be mailed to the shareholders of Collier Creek as of a record date to be established for voting on the Business Combination. Such shareholders will also be able to obtain copies of the proxy statement, without charge at the SEC’s website at http://www.sec.gov, or by directing a request to: Collier Creek Holdings, 200 Park Avenue, 58th Floor, New York, NY 10166, attention: Bradford Williams (williams@cc.capital).

Participants in the Solicitation

Collier Creek, Utz and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Collier Creek’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Collier Creek’s directors and officers in Collier Creek’s filings with the SEC, including Collier Creek’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 12, 2020, and such information and names of Utz’s directors and executive officers are in the Registration Statement on Form S-4 (File Number 333-239151) filed with the SEC by Collier Creek, which includes the proxy statement/prospectus of Collier Creek for the Business Combination. Shareholders can obtain copies of Collier Creek’s filings with the SEC, without charge, at the SEC’s website at www.sec.gov, or by directing a request to: Collier Creek Holdings, 200 Park Avenue, 58th Floor, New York, NY 10166, attention: Bradford Williams (williams@cc.capital).

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and otherwise in accordance with applicable law.

Forward Looking Statements

This Current Report includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Collier Creek’s and Utz’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Collier Creek’s and Utz’s expectations with respect to future performance and anticipated financial impacts of the proposed Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Collier Creek’s and Utz’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; (2) the outcome of any legal proceedings that may be instituted against Collier Creek and Utz following the announcement of the Business Combination Agreement and the transactions contemplated therein; (3) the inability to complete the proposed Business Combination, including due to failure to obtain approval of the shareholders of Collier Creek or other conditions to closing in the Business Combination Agreement; (4) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement or could otherwise cause the Business Combination to fail to close; (5) the amount of redemption requests made by Collier Creek’s shareholders; (6) the inability to obtain or maintain the listing of the post-business combination company’s common stock on the New York Stock Exchange following the proposed Business Combination; (7) the risk that the proposed Business Combination disrupts current plans and operations; (8) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (9) costs related to the proposed Business Combination; (10) changes in applicable laws or regulations; (11) the possibility that Utz or the combined company may be adversely affected by other economic, business, and/or competitive factors; and (12) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the proposed Business Combination, including those included in the section “Risk Factors,” and in Collier Creek’s other filings with the SEC. Some of these risks and uncertainties may in the future be amplified by the COVID-19 outbreak and there may be additional risks that Collier Creek considers immaterial or which are unknown. It is not possible to predict or identify all such risks. Collier Creek cautions that the foregoing list of factors is not exclusive. Collier Creek cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Collier Creek does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, except as otherwise required by law.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

99.1	Transcript of Interview, dated July 30, 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COLLIER CREEK HOLDINGS

Date: July 30, 2020	By:	/s/ Jason K. Giordano
Name: Jason K. Giordano
Title: Co-Executive Chairman

Exhibit 99.1

CNBC - Mad Money

Interview of Dylan Lissette and Roger Deromedi by Jim Cramer

July 30, 2020

Cramer: It’s the summer of the SPAC: the special purpose acquisition corporation. These are basically managers who raise a bunch of money and use it to buy other businesses, either as part of a rollup or maybe one big deal. Sometimes they do crazy things like buying Nikola - that’s that embryonic electric vehicle play, that’s little more than a business plan frankly. But there’s nothing inherently with these special purpose acquisition vehicles. We like the look of them. So it’s all about what they acquire. If they snap up a good, solid business that wants to come public via reverse merger, that’s a very different story. Take Utz Quality Foods okay - Utz is the nearly - everyone knows this, right? - the nearly 100-year-old company behind Utz potato chips. I’m going to hold them up just in case you don’t know. Cause they’re my fav. Utz potato chips. Last month, these guys, we learned that they were coming public by merging with a SPAC called Collier Creek Holdings. Oh this is nothing like Nikola stock that spent the last month getting eviscerated. Utz is a real business okay? Their products are on the shelf. They’re profitable. Secondly, the combined company will have great blood lines. There’s this fellow, Roger Deromedi, he is the former Chairman of Pinnacle Foods, we like that! Mr. Gamgort used to run Pinnacle Foods. He’s the former CEO of Kraft. He’ll become the Chairman of the new Utz Brands. Third, the company just announced an excellent second quarter results yesterday, double digit sales, earnings growth - really terrific for a packaged food play. And a great stay at home, work at home play! So does it make sense to buy Collier Creek here in anticipation of the Utz deal? Let’s take a closer look with Dylan Lissette, he’s the current CEO of Utz Quality Foods, he’ll become the CEO of the combined Utz Brands, and Roger Deromedi, he’s the current co-founder of Collier Creek who will become the Chairman of the company. Gentlemen, welcome to Mad Money!

Lissette: Welcome. Hey Jim, super excited to be here. Thanks for having us.

Cramer: Oh we’re excited to have you. This is a brand that I know. I’m from Philly. I grew up on this. My first question to ask - Dylan - cause you’ve been the CEO - is why not go public in an IPO? Because people want this company.

Lissette: It’s a great question. We met up with the Collier Creek guys about a year ago. Roger Deromedi as you said has a great track record as a CPG wizard. And we just thought, at the end of the day, it was a great way for us to start the next century of growth with a great team from the Collier team to add to our board to work on governance, to work on our strategy going forward. So we’re really excited about it.

Cramer: Roger it does sounds like that this is the beginning. We’re looking at - I’ve got your wares in front of us - a platform not unlike Pinnacle Foods which turned out to be a fantastic platform that made a fortune for investors.

Deromedi: You’re exactly right, Jim. And this is what we intend to do with Utz. We sometimes refer to it as Pinnacle 2.0. We want to apply our operating playbook that we used at Pinnacle, and the team there so successfully grew shareholder value. And as you commented, between CEOs like Bob Gamgort and previously then Mark Clouse, the team drove 24% annual stock appreciation from when we went public with the IPO in March of 2013 to when we sold to Conagra in October of 2018. Our intention is to do exactly the same thing. Take this platform, apply our playbook. And what’s even more exciting is the category we’re competing in is a great category. Salty snacks is just a great category. Grown over 4% pre-COVID, and now got 10% during COVID.

Cramer: So Roger are there more companies that will be for sale, given the fact that - I don’t want to say that COVID is good business, but given that things are so robust in the category. Why would anyone want to sell to you?

Deromedi: Well I can - I’ll let Dylan attest to why they wanted to sell to us. But in this case I think we have a very robust pipeline of acquisitions that we’re doing. Because our platform, and our virtuous cycle of the playbook is to reduce costs and then reinvest back in marketing to grow organically. But very importantly doing strategic acquisitions like we did at Pinnacle. And it’s with that combination of organic and M&A that we think we can drive shareholder value that so will be significant. And we do have a great pipeline, and I think at this point in time I think we’ll find candidates that we’ll be very excited about.

Cramer: Alright, yeah, Dylan, I know 99 year old company, but 6 years ago your company was subject of one of the best, funniest, best parts of Mad Men I’ve ever seen. And it was a family, they clearly were uncomfortable being public, but they wanted people to know their brand because it’s the most delicious. You had to think about this, whether you ever wanted to be public. Because it is the ultimate family brand.

Lissette: Yep I remember that Mad Man, or Mad Men, episode. It was fantastic, with the comedian. So, we’re looking forward to, after 100 years of being in business, after reaching $1 billion in sales, it’s a fourth generation, like literally started in 1921 by my wife’s great grandparents, it’s a great story. We’re going into the next century of growth, we wanted to be a national platform. We’re there. We’re on the precipice of sort of sparking into even more growth into the next century. So, we’re real excited about it and going public and teaming up with Roger and CCH and the Collier guys was a great way to do it so we’re really excited about the future and think it’s a great way for us to transcend and turn into the next century.

Cramer: Dylan, why are all the pretzel and snack companies in Hanover, Pennsylvania? What is it about it? That is not a big town, and it was known for shoes at the time of the Gettysburg, of the Civil War. They’re all there. The co-packers are all there. How does that happen?

Lissette: You know, I think it’s the Pennsylvania Dutch background of Hanover, Pennsylvania. You’re right, Snyder’s of Hanover, my father in law, Mike Rice, and Mike Warehime, who was the owner of Snyder’s grew up and went to high school together, and amazingly enough, they went on to start some of the most successful snack food companies in the United States. So, I think it’s the heritage, the people, the work ethic, it’s a fantastic place to start a snack company.

Cramer: So Roger, you mentioned besides Gamgort, mentioned Mr. Clouse, we had him on, and what we’re impressed by is we have people are rediscovering these foods. It’s not just--it’s not just the older people who know cheese balls and love them but it turns out there’s these people who grew up in houses where their parents had the stuff, they kind of left it, and they’re back, and they’re not looking at the label right now. They want something good tasting, because it’s such a weird time. Are you finding that there’s two streams of thought here, there’s the natural and organic, and there’s also the oh, come on, I want something really good tasting?

Deromedi: Well, we’ve find over time that there’s all types of consumers, and particularly in this COVID time, you know, I think people are going back to foods they have comfort with, they have some heritage with, and they feel very good with, like a brand like Utz, which is why we have performed so well and have actually significantly outperformed our competitors, in fact. Dylan’s team has done such a great job. There’s still interest in better for you, and what’s important is, the Utz portfolio has two great brands with Boulder Canyon and Good Health that appeal to those, and those that appeal to those who just want the cheese balls and other more comfort food but you’re exactly right, in this time people are staying home, they want stuff that they can rely on and trust. And it’s very fascinating, in this typical time of recession that we are in, with people out of work, you would think that the private label would be growing, but actually right now in the salty snack category, private label is going down.

Cramer: That’s incredible. Should not happen in a recession. Dylan, one last question. People say look, I really want this company. Where is it? Is it Utz? When does it happen? There’s a little bit of different--it’s not going to be called Collier, it will be called Utz, but what is your time frame that people can then go and say, you know what, I saw these two guys, I really want to own shares in that, what do they do?

Cramer: Go ahead, Roger, you’re closer to it. Go ahead Roger.

Deromedi: You can go and buy Collier Creek Holdings, which our ticker symbol is CCH, that’s basically tracking as if it were Utz, and then when we actually close a transaction, which we’re on track to do by the end of this quarter, the ticker symbol just changes from CCH to UTZ. So the ticker going forward will be UTZ - U-T-Z.

Cramer: Well when I do those numbers Dylan, you’re the cheapest in the snack food. Your multiple is far lower that everybody else, but your growth is far in excess. So there is a bit of an anomaly here, right Dylan?

Lissette: Well I think we’re in an interesting time now, as we’re in between in the world of a SPAC while we’re CCH and we’re going to be transferring over to UTZ to Utz the stock, in ideally September sometime. So just kind of pay attention to the news and search the SEC, and when we change over to UTZ then we’ll be a full-fledged public company under Utz Brands Incorporated so we’re looking forward to it.

Cramer: I sure hope when you do that, that Utz will come on our show. Because this is one of the greatest fabled brands of our generation. Thank you so much to Dylan Lissette, CEO of the new Utz Quality Foods, and Roger Deromedi, he’s the Chairman of Collier Creek Holdings. It will be UTZ guys, and I gotta tell ya, it’s way too cheap versus the group. Mad Money’s back after this break.